

07002293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1318 Dale Street, Suite 110-C
(No. and Street)

Raleigh (City) NC (State) 27605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Abbott, Jr. 919-821-3351
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKnight Wood & Guy, P.A.
(Name – *if individual, state last, first, middle name*)

211 E. Six Forks Road, Ste. 112 Raleigh, NC 27609
(Address) (City) (State) (Zip Code)


SEC Mail Processing
RECEIVED
FEB 27 2007
WASH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert L. Abbott, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Atlantic Enterprises, Inc., as of February 26, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert L. Abbott
Signature

President
Title

David J. Sanno
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTH ATLANTIC ENTERPRISES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Years Ended December 31, 2006 and 2005

South Atlantic Enterprises, Inc.

Audited Financial Statements
and Other Financial Information

For the years ended December 31, 2006 and 2005

Contents

Report of Independent Auditors'

FINANCIAL STATEMENTS:

Audited Statements of Financial Condition
Audited Statements of Operations and Retained Earnings
Audited Statements of Cash Flows
Notes to Financial Statements

SUPPLEMENTARY INFORMATION:

Computation of Net Capital
Internal Control Report

McKNIGHT WOOD & GUY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Thomas G. McKnight, CPA
Fred P. Wood, Jr., CPA
Stephen M. Guy, CPA

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722 Fax 919-828-7758
www.mwgpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
South Atlantic Enterprises, Inc.
Raleigh, North Carolina

We have audited the accompanying statements of financial condition of South Atlantic Enterprises, Inc., as of December 31, 2006 and 2005 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Atlantic Enterprises, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary section is presented for purpose of analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

McKnight Wood & Guy, P.A.

McKnight Wood & Guy, P.A.

February 22, 2007

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENTS OF FINANCIAL CONDITION
For the years ended December 31, 2006 and 2005

	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 212,262	$ 237,567
Marketable securities	604,968	525,938
Total Current Assets	817,230	763,505
Total Assets	**$ 817,230**	**$ 763,505**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accrued expenses	$ 21,894	$ 129,172
Due to Stockholder	1,172	-
Total Current Liabilities	23,066	129,172
Stockholder's Equity:		
Common Stock, $1 par value, 100,000 shares authorized, 100 issued and outstanding	$ 100	$ 100
Retained Earnings	658,646	554,412
Net unrealized gains on marketable securities	135,418	79,821
Total Stockholder's Equity	794,164	634,333
Total Liabilities and Stockholder's Equity	**$ 817,230**	**$ 763,505**

See Accountants' Report and Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended December 31, 2006 and 2005

	2006	2005
REVENUES	$ 429,997	$ 349,431
EXPENSES		
Officer's salary	$ 175,000	$ 170,000
Consulting and research fees	96,000	1,213
Retirement plan contribution	44,000	42,000
Taxes and licenses	10,029	9,382
Office expense	1,571	3,273
Telephone	6,082	5,012
Rent	4,575	4,407
Legal and accounting	6,091	3,635
Travel	1,529	3,709
Meals and Entertainment	347	449
Miscellaneous expense	1,532	3,116
Insurance	187	534
Dues and publications	2,462	655
Total Expenses	$ 349,405	$ 247,385
OPERATING INCOME	**$ 80,592**	**$ 102,046**
Other income (expense)		
Dividends and interest	25,427	10,411
Gain/(loss) on sale of securities	461	(13,489)
Miscellaneous	732	-
NET INCOME	**$ 107,212**	**$ 98,968**
Beginning Retained Earnings	**$ 554,412**	**$ 477,064**
Shareholder distributions	(2,978)	(21,620)
Ending Retained Earnings	**$ 658,646**	**$ 554,412**

See Accountants' Report and Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006 and 2005

CASH FLOWS FROM OPERATING ACTIVITIES	2006	2005
Net income	$ 107,212	$ 98,968
Adjustments to reconcile net Income to net cash provided (used) by operating activities:		
(Gain)/loss on sale of marketable securities	(461)	13,489
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expense/deposit	(106,106)	129,572
Net cash provided (used) by operating activities	**$ 645**	**$ 242,029**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale and maturity of investments	$ 379,847	$ 848,636
Purchase of investments	(402,819)	(907,668)
Net cash provided (used) by investing activities	**$ (22,972)**	**$ (59,032)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions	$ (2,978)	$ (21,620)
Net cash provided (used) by financing activities	**$ (2,978)**	**$ (21,620)**
NET INCREASE (DECREASE) IN CASH	$ (25,305)	$ 161,377
Cash and cash equivalents at beginning of year	$ 237,567	$ 76,190
Cash and cash equivalents at end of year	**$ 212,262**	**$ 237,567**

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:		
Interest expense	-0-	-0-
Income taxes	-0-	-0-

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accountants' Report and Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by identifying private transactions for institutional investors and by introducing lenders to operating companies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
December 31, 2006 and 2005

NOTE 2 – MARKETABLE DEBT AND EQUITY SECURITIES

Cost and fair value of marketable debt and equity securities at December 31, 2006 and 2005 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2005				
Available for Sale				
Equity securities	$446,117	$79,821		$525,938
December 31, 2006				
Available for Sale				
Equity securities	$469,550	$135,418		$604,968

The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities. Gross realized gains on sales of securities available for sale were $461 and losses of $13,489 in 2006 and 2005 respectively. Unrealized holding gains on securities available for sale in the amount of $135,418 and $79,821 has been credited to stockholder's equity for the year ended December 31, 2006 and 2005 respectively.

NOTE 3 – RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2006 and 2005, not to exceed certain established statutory limits. Contributions in the amount of $44,000 and $42,000 were made for the years ended December 31, 2006 and 2005.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(i) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the company had net capital of $750,773 and $608,583. These amounts exceeded the required net capital by $745,773 and $603,583 respectively. The company's aggregate indebtedness to net capital was .0307 and 0.2123 to 1 for the years ended December 31, 2006 and 2005.

SUPPLEMENTARY INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the years ended December 31, 2006 and 2005

	2006	2005
TOTAL STOCKHOLDER'S EQUITY	$ 794,164	$ 634,333
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets	-	-
TENTATIVE NET CAPITAL	794,164	634,333
Haircut on securities	(43,391)	(25,750)
NET CAPITAL	**$ 750,773**	**$ 608,583**
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities	23,066	129,172
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	3.07%	21.23%
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	745,773	603,583
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006 & 2005		
Net capital as reported in Company's Part II:		
Unaudited Focus Report	775,203	654,333
Audit adjustment for SEP, accrued and other expenses/timing difference	(24,430)	(45,598)
NET CAPITAL PER ABOVE	**$ 750,773**	**$ 608,583**

See Accountants' Report and Notes to Financial Statements.

McKNIGHT WOOD & GUY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Thomas G. McKnight, CPA
Fred P. Wood, Jr., CPA
Stephen M. Guy, CPA

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722 Fax 919-828-7758
www.mwgpa.com

To the Board of Directors
South Atlantic Enterprises, Inc.
Raleigh, North Carolina

In planning and performing our audit of the financial statements of South Atlantic Enterprises, Inc. for the years ended December 31, 2006 and 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by South Atlantic Enterprises, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because South Atlantic Enterprises, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by South Atlantic Enterprises, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of South Atlantic Enterprises, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objective of an internal control structure and the practices and procedures to provide management with reasonable but not absolute assurance that assets for which South Atlantic Enterprises, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that South Atlantic Enterprises, Inc.'s practices and procedures were adequate at December 31, 2006 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McKnight Wood & Guy, P.A.

McKnight Wood & Guy, P.A.

February 22, 2007

END